

June 15, 2010

Via U.S. Mail

Kenneth M. Fisher
Chief Financial Officer
Noble Energy, Inc.
100 Glenborough Drive, Suite 100
Houston, Texas 77067

> **Re: Noble Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 18, 2010**
> **File No. 001-07964**

Dear Mr. Fisher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Proved Oil and Gas Reserves, page 3</u>

1. We note that you combine your reserves in the North Sea, Ecuador and China under the heading "Other International" and that you do not footnote that disclosure to identify and quantify the amounts attributed to those locations. Tell us how you feel that this complies with the definition of geographic area in Item 1201 of Regulation S-K which calls for disclosure in a grouping no larger than by continent.

2. Clarify by footnote or otherwise whether the reserves attributed to Israel include the reserves for your operations in Cyprus. We note that you later address those locations together under the heading "Eastern Mediterranean."

Crude Oil and Natural Gas Properties and Activities, page 3

3.   It is not clear whether you have provided the disclosure regarding leases required by Item 1208(b) of Regulation S-K. Please advise or revise.

Deepwater Gulf of Mexico, page 7

4.   In light of recent events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that one of your rigs is involved in a spill, explosion or similar event. For example, and without limitation, please address the following:

- applicable insurance policies including the applicable policy limits related to your insurance coverage;

- whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims;

- clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

- to the extent any of your contracts include cross-indemnification provisions, if applicable, quantify any specified monetary limits with respect to your obligations to indemnify other parties to those contracts, in connection with legal and financial consequences of spills of industrial waste and other liquids.

Internal Controls Over Reserve Estimates, page 12

5.   We note that your Short-Term Incentive Plan includes quantitative targets for proved reserves additions. Explain whether your internal controls over proved reserves address possible conflicts of interest arising from this aspect of your STIP, including whether the Vice President–Reserves receives compensation under this arrangement.

Proved Undeveloped Reserves, page 14

6.   We note that you have 7MMBoe of PUDs that are over 5 years old. Expand your disclosure to explain why they have not been developed. See Item 1203(d) of Regulation S-K.

Exhibit 99.2

7.   Clarify whether NSAI, as part of its audit, compared its calculation of your proved reserves with yours, and what discrepancies did it accept in determining not "to take exception with the estimates, in the aggregate, as prepared by Noble."

Engineering Comments

Major Developmental Project Inventory, page 2

8.   Expand the footnote (1) to the table at the top of page 3 to clarify that barrel of equivalence is different from price equivalence – i.e., that a boe of natural gas will be priced differently than a barrel of oil. Address this in light of current crude oil and natural gas prices. In the alternative, provide a risk factor addressing this issue.

Eastern Mediterranean (Cyprus and Israel), page 10

9.   We note that in 2009 you drilled a discovery well and several appraisal wells in the Tamar field offshore Israel and you state that this is the largest discovery in your history. We also note in the fourth quarter of 2009 you signed an agreement to sell natural gas from that field. You also state that you are moving ahead with development and expect first production in 2012. Please tell us whether your reserve estimates as of December 31, 2009 include quantities attributed to the Tamar field and, if so, the amount.

Proved Reserve Disclosures, page 12

Third Party Reserve Audits, page 13

10.   You state that your third party engineering firm examined your estimates with respect to reserve categorization, using the definitions for proved reserves set forth in the recently updated Regulation S-X Rule 4-10(a) and subsequent staff interpretations and guidance. Please tell us if your third party engineering firm reviewed or audited the technical data from the recent Aseng, Tamar and Gunflint discoveries to determine the correct category of reserves attributed to those fields.

11.   In this regard, you state that "[t]he fields audited by NSAI are chosen in accordance with company guidelines and result in the audit of a minimum of 80% of our total proved reserves." With a view towards possible disclosure, tell us how you select which fields to audit, whether such selection is arbitrary and the extent to which the fields included in the 2007, 2008 and 2009 audit by NSAI have varied.

Proved Undeveloped Reserves, page 14

12.   You state that you developed 23 million barrels equivalent of proved undeveloped reserves in 2009. This represents less than 9% of your total proved undeveloped reserves at year end 2008. Therefore, it is not clear to us how you will develop the 270 million barrels equivalent that you currently list as proved undeveloped within five years. With a view towards disclosure, please explain this to us.

Regulations, page 18

13.   Clarify the nature of the "certain authority" that the SEC and the IRS have over your "exploration for, and production and sale of, crude oil and natural gas."

Proved Reserves, page 49

14.   You state that you expect future reserve additions to come from your major development projects at Aseng, Tamar and Gunflint. Please tell us how many proved reserves you have attributed to date to each of these projects and the status of these projects at year end 2009.

Exhibit 99.2

15.   Provide the disclosure regarding assumptions, data, methods and procedures used required by Item 1202(a)(8)(iv) of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Tracey McNeil at (202) 551-3392 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director